Direct Line: (212) 859-8735 Fax: (212) 859-4000 michael.levitt@friedfrank.com

May 20, 2010

H. Roger Schwall
Kevin Dougherty
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CVR Energy, Inc. (the “Company” or “CVR Energy”)
Registration Statement on Form S-3 filed April 12, 2010, file no. 333-166016 (the “Registration Statement”)

Dear Mr. Schwall and Mr. Dougherty:

This letter sets forth the response of CVR Energy to the comment letter, dated May 7, 2009, of the staff of the Division of Corporation Finance (the “Staff”).  In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  Once the Staff and the Company agree on the changes to be made to the Registration Statement, the Company will file  Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

General:

1.
We note the number of shares to be covered by your registration statement in relation to the number of shares outstanding.  We also note the relationships between you and the selling shareholders.  Please tell us why it is appropriate to characterize this transaction as a secondary offering, rather than a primary offering on behalf of the registrant.  In addition, please tell us why you are eligible to rely on Rule 415(a)(1)(i), and why the selling shareholders should not be identified as underwriters.

Response:

In Compliance and Disclosure Interpretation 612.10 (the “C&DI”), the Staff has set forth certain factors that it considers in determining whether an offering styled as a secondary offering should be recharacterized as a primary offering on behalf of an Issuer:

•	How long the selling shareholders have held the shares
•	The circumstances under which the selling shareholders received the shares
•	The relationship of the selling shareholders to the Issuer
•	The number of shares being sold
•	Whether the selling shareholders are in the business of underwriting securities
•	Whether under all the circumstances it appears that the seller is acting as a conduit for the Issuer

For the reasons set forth below, the Company believes that the offering of securities to be registered pursuant to the Registration Statement is clearly a secondary offering and not a primary offering and is eligible to be made under Rule 415(a)(1)(i) under the Securities Act of 1933 (the “Act”) as contemplated by the Registration Statement.

How long the selling shareholders have held the shares and the circumstances under which the selling shareholders received the shares.

Affiliates of Kelso & Company (which currently own substantially all of Coffeyville Acquisition LLC) and Goldman Sachs Capital Partners (which currently own substantially all of Coffeyville Acquisition II LLC) purchased the refining and nitrogen fertilizer businesses that comprise the Company in June 2005.  Accordingly, Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC have held interests in the Company or its predecessors since June 2005 (almost five years).

The Company was formed in September 2006 in order to consummate the Company’s initial public offering.  The Company’s IPO closed on October 26, 2007, with the issuance of 20,000,000 shares of common stock (representing approximately 24.4% of the Company’s equity) to the public and the listing of the common stock on the New York Stock Exchange.   In October 2007, in exchange for equity interests each owned in the Company’s predecessors prior to the IPO, each of Coffeyville Acquisition LLC and Coffeyville Acquisition II LLC were issued 31,433,360 shares of the Company’s common stock and Mr. John J. Lipinski, the Company’s chief executive officer, was issued 247,471 shares of the Company’s common stock.  Accordingly, the selling shareholders have owned all of the shares of common stock they propose to register on the Registration Statement since October 26, 2007 (for more than two and a half years).

The current Registration Statement on Form S-3 has been filed by the Company as a result of demand registration rights exercised by the selling shareholders.  The Company and the selling shareholders entered into this registration rights agreement in October 2007, at the time of the Company’s IPO.  The decision to exercise these registration rights now and request that all of their shares be registered with the SEC was made by the selling shareholders and not by the Company.  From the point of view of the Company, filing this Registration Statement entails incremental legal, accounting and printing costs and filing fees and no offsetting benefits and the Company would not be filing this Registration Statement in the absence of the selling shareholders’ exercise of their contractual registration rights.  The Company will not receive any proceeds from any sale of shares by the selling shareholders.

Coffeyville Acquisition LLC is owned principally by funds affiliated with Kelso & Co., a major U.S. private equity firm.  Coffeyville Acquisition II LLC is owned principally by funds affiliated with Goldman Sachs Capital Partners, a major U.S. private equity firm.  Mr. Lipinski is the Company’s chairman and chief executive officer.   The selling shareholders have owned their shares of common stock since October 2007, evidencing their investment intent.  Of the 9 members of the Company’s board of directors, two are appointed by Coffeyville Acquisition LLC and two are appointed by Coffeyville Acquisition II LLC.

Whether the selling shareholders are in the business of underwriting securities

The selling shareholders are not in the business of underwriting securities.  Mr. Lipinski is the Company’s chief executive officer.  Coffeyville Acquisition LLC is owned by funds affiliated with Kelso & Company (“Kelso”).  Kelso is a private equity investor with three decades of private equity experience and is not in the business of underwriting securities.  Coffeyville Acquisition II LLC is owned by funds affiliated with Goldman Sachs Capital Partners (“GSCP”).  Although GSCP is an affiliate of a broker-dealer (Goldman, Sachs & Co.), GSCP itself is a private equity investor which has made numerous private equity investments over the recent decades and is not in the business of underwriting securities.

The number of shares being sold

Although it is true that the selling shareholders are registering a large number of shares, this is only one of the factors cited in the C&DI to be considered when determining whether a secondary offering should be considered a primary offering on behalf of the registrant.  Where an offering otherwise constitutes a secondary offering, there is nothing inherent in the registration of a large number of shares by a selling shareholder that transmutes a secondary offering into a primary offering – such fact is just one possible indicator that an offering styled as a secondary offering really is a primary transaction.  For the reasons set forth in this response, we believe that the shares being registered for resale are clearly being registered for the benefit of the selling stockholders who have held their shares since October 2007 (and have held interests in the Company since June 2005).

We also note that this is not a circumstance where a company is trying to register shares on a secondary basis using a registration statement on Form S-3 where the company is not itself eligible to register shares on a primary basis using that form.  Here, the Company satisfies all of the criteria under Form S-3 for a primary offering of shares on Form S-3—the Company has been filing reports with the SEC for more than 12 months and has a non-affiliate public float of more than $75 million—and therefore the Company is eligible to register both secondary and primary transactions on Form S-3.  This is not a PIPE transaction or a transaction involving warrants or convertible notes where a company is attempting to create a public market for its securities by registering securities on a secondary basis which it could not register on a primary basis, where we understand the Staff has had concerns in recent years.  Rather, this is a registration involving an already publicly traded company, of shares that have been held for more than two and half years, by shareholders principally owned by private equity firms exercising their demand registration rights two and a half years after receiving such rights.

Whether under all the circumstances it appears that the seller is acting as a conduit for the Issuer

In light of the fact that the initial investment by the selling shareholders in the business was made almost five years ago, and the selling shareholders have held the Company’s common stock for over two and half years, the selling shareholders have clearly made a long-term investment in the Company.  Coffeyville Acquisition LLC (Kelso) and Coffeyville Acquisition II LLC (Goldman Sachs Capital Partners) are in the business of investing in and developing companies, not underwriting securities.  They are in no sense alter egos of the Company or acting as a conduit for the Company.  This registration has none of the indicia of abuse which the Staff has focused on in the past when evaluating whether secondary offerings are actually disguised primary offerings.  The decision to file this registration statement was made by the selling shareholders and not by the Company, which will receive no benefits from this registration.  As a result of all of the factors described above, the Company believes that the offering is a secondary offering, not a primary offering.

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, so long as the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  As described above, the shares of common stock are being registered for two private equity firms which own the Company’s common stock and for the Company’s CEO.  The shares are not being registered for the account of the Company, a subsidiary of the Company or an entity of which the Company is a subsidiary.  The Company is not a subsidiary of either of the two private equity firms who are its two largest stockholders.  In the SEC’s C&DI 116.15, in response to a question whether parents, subsidiaries or affiliates of the issuer may rely on Rule 415(a)(1)(i) to register secondary offerings, the C&DI states that “[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers.  Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”  For the reasons stated above, accordingly, the Company believes that Rule 415(a)(1)(i) is available for the selling shareholders of the Company to register their shares on a secondary basis.

Are the selling shareholders underwriters?

None of the selling shareholders is an “underwriter.”  The term underwriter under Section 2(11) of the Act includes any person who has purchased from an issuer with a view to the distribution of any security.  As described above, the selling shareholders have held their common stock for more than two and a half years.  They acquired their shares in the ordinary course of business with investment intent and not with a view to distribute such shares.  As described above, the registration of the common stock is for the account of the selling shareholders and not for the benefit of the Company.  Accordingly, the Company believes that the selling shareholders are not “underwriters” as defined in the Act.

We also believe that the mere filing and effectiveness of the Registration Statement does not evidence a distribution or an intent to distribute.  We have been informed that the selling shareholders have no agreements or understandings with any person with respect to the distribution of the common stock.  Further, Rule 100(b) of Regulation M defines a distribution as an offering of securities “that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” but we are not aware of any special selling efforts or selling methods that have been or will take place in connection with the filing of this registration statement.  Also, given the recent trading volume of the Company’s common stock on the New York Stock Exchange, even if no other common  stock of the Company  was trading it would take more than one year for all of the selling shareholders’ common stock to be sold on the open market, thus rendering any attempt to distribute the stock impossible.

2.	Please advise whether any selling shareholders are broker-dealers or affiliates of broker-dealers, and to the extent that they are, please provide appropriate disclosure as to such fact.

Response:

As discussed in our response to question 1 above and disclosed on page 8 of the Registration Statement, none of the selling shareholders are broker dealers, but Coffeyville Acquisition II LLC may be deemed to be an affiliate of Goldman, Sachs & Co., which is a broker-dealer.

In light of the Staff’s comment, we will add the following disclosure to page 8 of the Registration Statement: “Coffeyville Acquisition II LLC is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business and with investment intent and that at the time of the purchase of the securities, it had no agreements or understandings, and currently it has no agreements or understandings, directly or indirectly, with any person to distribute the securities.”

Selling Stockholders, page 7:

3.
We note that when you refer to selling shareholders, you mean the individuals and entities listed in the table, as well as their pledges, donees, assignees, transferees, and successors in interest.  Please confirm that you will use a prospectus supplement to add or substitute any selling stockholders.

Response:

The Company confirms that it will use a prospectus supplement to add or substitute any selling shareholders.

Exhibit 5.1:

4.
We note that counsel’s legal opinion states that it is limited to the facts as of the date of the opinion and that counsel undertakes no obligation to update the opinion.  Since the opinion must speak as of the registration statement’s effectiveness, please have counsel revise their opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel refile the opinion on the date of effectiveness.

Response:

The Company confirms that, when the Company files the next amendment to the Registration Statement, counsel will revise their opinion to state that they have no obligation to update the opinion after the date of effectiveness.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt

cc:      John J. Lipinski (CVR Energy, Inc.)
           Edmund S. Gross (CVR Energy, Inc.)